USA VIDEO INTERACTIVE CORP.

October 1, 2003

03 OCT -8 AM 7:21

03032609

Securities and Exchange Commission
Office of International Finance
450 - 5th Street NW
Washington, D.C. 20549

FILE #82-1601

SUPPL

Dear Sir/Madam:

Re: USA Video Interactive Corp. (the *"Company"*)
News Release

Enclosed for your reference is a copy of the Company's recent News Release, which was delivered to an acceptable dissemination service with instructions for "Immediate Release".

Yours truly,

USA VIDEO INTERACTIVE CORP.

"Anton (Tony) J. Drescher"

PROCESSED
OCT 09 2003
THOMSON FINANCIAL

Per:
Anton (Tony) J. Drescher
Director

/cg
Encl.

USVO
USA VIDEO INTERACTIVE CORP

October 1, 2003 - OLD LYME, CONNECTICUT – USA Video Interactive Corp. (OTCBB: **USVO**; TSX: **US**; BSE/Frankfurt: **USF;** http://www.usvo.com)

The Company is pleased to announce that it has closed the private placement announced in its Press Releases dated September 4, 2003 and September 9, 2003. The Company has issued 3,000,000 common shares at an issue price of $0.08 US ($0.11 Cdn.) per share and 3,000,000 warrants authorizing the holders to purchase one common share each at a price of $0.095 US ($0.13 Cdn.) per share exercisable on or before September 22, 2005. Two of the Company's officers and directors, namely Edwin Molina, President, and Anton J. Drescher, Chief Financial Officer, participated in the private placement, purchasing 100,000 and 50,000 units respectively. As a result of this private placement, Anton J. Drescher will hold 5.5% of the Company's common shares and Edwin Molina will hold 4.8% of the Company's shares, assuming that their warrants attached to this financing are exercised. No other related parties participated in the private placement. The 3,000,000 common shares issued as part of the units and any shares issued upon exercise of the warrants are subject to a 12-month hold period, which ends on September 22, 2004. The completion of this private placement will not result in a change of control of the Company. The private placement proceeds will be utilized for the ongoing marketing of USA Video's Video-on-Demand™ technology, completing the development of the Company's patent pending Digital Rights Management (DRM) technology, patent enforcement including the pursuit of licensing agreements and for general working capital.

About USA Video Interactive Corp.
USVO is a developer and supplier of Internet media delivery services, systems, and innovative end-to-end solutions. The Company developed its StreamHQ™ architecture to provide a wide range of business customers with value-added media delivery services. USVO holds the pioneering patent for store-and-forward video, filed in 1990 and issued by the United States Patent and Trademark Office on July 14, 1992; it has been cited by at least 165 other patents. USVO holds similar patents in Germany, Canada, England, France, Spain, and Italy. For more information, visit www.usvo.com.

USA Video Interactive Corporate Headquarters Office: 83 Halls Road, Old Lyme, Connecticut, 06371 Telephone (860) 434 - 5535 Facsimile (860) 434 - 5782; Canada Office: 507 – 837 West Hastings Street, Vancouver, BC V6C 3N6. Trading symbol on the OTCBB: USVO; Trading symbol on the TSX Venture Exchange US; Trading symbol on the Berlin and Frankfurt Stock Exchanges: USF. CUSIP 902924208. For more information contact Edwin Molina (860) 434 - 5535; info@usvo.com

The press release may contain forward-looking statements. Actual results may differ materially from those projected in any forward-looking statements. Investors are cautioned that such forward-looking statements involve risk and uncertainties, which may cause actual results to differ from those described.

The TSX Venture Exchange (TSX) has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.